U.S. SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549
<P>
              AMENDMENT NO. 2 TO FORM 10-SB
<P>
        General Form for Registration of Securities
                of Small Business Issuers
              Under Section 12(b) or (g) of
           the Securities Exchange Act of 1934
<P>
                     SEGWAY IV CORP.
             (Name of Small Business Issuer)
<P>

New Jersey                                                  22-3719169
(State or Other Jurisdiction of             I.R.S. Employer Identification Number
 Incorporation or Organization)

       4400 Route 9, 2nd Floor, Freehold, NJ 07728
(Address of Principal Executive Offices including Zip Code)
<P>
                       732/409-1212
              (Issuer's Telephone Number)
<P>
Securities to be Registered Under Section 12(b) of the Act:
                            None
<P>
Securities to be Registered Under Section 12(g) of the Act:
                       Common Stock
                     $.0001 Par Value
                     (Title of Class)
<P>
                          PART I
<P>
ITEM 1.  BUSINESS.
<P>
Segway III Corp. (the "Company"), was incorporated on March 31, 2000, under the laws of the State of New Jersey to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date other than issuing shares to its original shareholders.
<P>
The Company will attempt to locate and negotiate with a business entity for the combination of that target company with the Company. The combination will normally take the form of a merger, stock-for-stock exchange or stock-for-assets exchange. In most instances the target company will wish to structure the business combination to be within the definition of a tax-free reorganization under Section 351 or
Section 368 of the Internal Revenue Code of 1986, as amended. No assurances can be given that the Company will be successful in locating or negotiating with any target company.
<P>
The Company has been formed to provide a method for a foreign or domestic private company to become a reporting ("public") company whose securities are qualified for trading in the United States secondary market.
<P>
PERCEIVED BENEFITS
<P>
There are certain perceived benefits to being a reporting company with a class of publicly-traded securities. These are commonly thought to include the following:
<P>
* the ability to use registered securities to make acquisitions of assets or businesses;
<P>
*    increased visibility in the financial community;
<P>
*    the facilitation of borrowing from financial
     institutions;
<P>
*    improved trading efficiency;
<P>
*    shareholder liquidity;
<P>
*    greater ease in subsequently raising capital;
<P>
*    compensation of key employees through stock options
     for which there may be a market valuation;
<P>
*    enhanced corporate image;
<P>
*    a presence in the United States capital market.
<P>
POTENTIAL TARGET COMPANIES
<P>
A business entity, if any, which may be interested in a business combination with the Company may include the following:
<P>
* a company for which a primary purpose of becoming public is the use of its securities for the acquisition of assets or businesses;
<P>
* a company which is unable to find an underwriter of its securities or is unable to find an underwriter of securities on terms acceptable to it;
<P>
* a company which wishes to become public with less dilution of its common stock than would occur upon an underwriting;
<P>
* a company which believes that it will be able to obtain investment capital on more favorable terms after it has become public;
<P>
* a foreign company which may wish an initial entry into the United States securities market;
<P>
* a special situation company, such as a company seeking a public market to satisfy redemption requirements under a qualified Employee Stock Option Plan;
<P>
* a company seeking one or more of the other perceived benefits of becoming a public company.
<P>
A business combination with a target company will normally involve the transfer to the target company of the majority of the issued and outstanding common stock of the Company, and the substitution by the target company of its own management and board of directors.
<P>
No assurances can be given that the Company will be able to enter into a business combination, as to the terms of a business combination, or as to the nature of the target company.
<P>
The Company is voluntarily filing this Registration Statement with the Securities and Exchange Commission and is under no obligation to do so under the Securities Exchange Act of 1934.
<P>
RISK FACTORS
<P>
The Company's business is subject to numerous risk factors, including the following:
<P>
NO OPERATING HISTORY OR REVENUE AND MINIMAL ASSETS. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a target company. There is no assurance that the Company can identify such a target company and consummate such a business combination.
<P>
SPECULATIVE NATURE OF THE COMPANY'S PROPOSED OPERATIONS.
The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified target company. While management will prefer business combinations with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations will be dependent upon management of the target company and numerous other factors beyond the Company's control.
<P>
SCARCITY OF AND COMPETITION FOR BUSINESS OPPORTUNITIES AND COMBINATIONS. The Company is and will continue to be an insignificant participant in the business of seeking mergers with and acquisitions of business entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be merger or acquisition target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete with numerous other small public companies in seeking merger or acquisition candidates.
<P>
IMPRACTICABILITY OF EXHAUSTIVE INVESTIGATION; FAILURE TO MEET ITS FIDUCIARY OBLIGATIONS. The Company's limited funds and the lack of full-time management will likely make it impracticable to conduct a complete and exhaustive investigation and analysis of a target company. The decision to enter into a business combination, therefore, will likely be made without detailed feasibility studies, independent analysis, market surveys or similar information which, if the Company had more funds available to it, would be desirable. The Company will be particularly dependent in making decisions upon information provided by the principals and advisors associated with the business entity seeking the Company's participation. Management may not be able to meet its fiduciary obligation to the Company and its stockholders due to the impracticability of completing thorough due diligence of a target company and because the controlling officer and shareholder of the Company owns other blank check companies which may receive business combinations
before the registrant.    By its failure to complete a
thorough due diligence and exhaustive investigation of a target company, the Company is more susceptible to derivative litigation or other stockholder suits. In addition, this failure to meet its fiduciary obligations increases the likelihood of plaintiff success in such litigation.
<P>
NO AGREEMENT FOR BUSINESS COMBINATION OR OTHER TRANSACTION-NO STANDARDS FOR BUSINESS COMBINATION-MANAGEMENTS SOLE DISCRETION REGARDING BUSINESS COMBINATION. The Company has no current arrangement, agreement or understanding with respect to engaging in a business combination with a specific entity. There can be no assurance that the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Richard Anslow is the sole officer, director and controlling shareholder of the Company and as such has complete control and discretion with regard to the registrant's business and affairs. Mr. Anslow has complete discretion whether the Company will enter into a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance that the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target company to have achieved, or without which the Company would not consider a business combination with such business entity. Accordingly, the Company may enter into a business combination with a business entity having no significant operating history, losses, limited or no potential for immediate earnings, limited assets, negative net worth or other negative characteristics.
<P>
CONTINUED MANAGEMENT CONTROL, LIMITED TIME AVAILABILITY. While seeking a business combination, management anticipates devoting only a limited amount of time per month to the business of the Company. In addition, since the sole officer of the Company is the officer of three (3) other blank check companies, the limited time available is an aggregate for all four companies and therefore the officer's time for the Company will be further decreased from the limited time already allotted for the Company and he will spend approximately 2 1/2 hours pers month on each reporting company. The Company's sole officer has not entered into a written employment agreement with the Company and he is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on its officer and director. Notwithstanding the combined limited experience and time commitment of management, loss of the services of this individual would adversely affect development of the Company's business and its likelihood of continuing operations.
<P>
OTHER BLANK CHECK COMPANIES BEFORE THE REGISTRANT. The Company's sole officer, director and controlling shareholder is also the sole officer director and controlling shareholder of three other blank check companies. There are two (2) other blank check companies formed prior to this Company which is ahead of the registrant in the selection process for a business combination.
<P>
CONFLICTS OF INTEREST--GENERAL. The Company's officer and director participates in other business ventures which may compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future. Management has adopted a policy that the Company will not seek a business combination with any entity in which any member of management serves as an officer, director or partner, or in which they or their family members own or hold any ownership interest. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Conflicts of Interest."
<P>
REPORTING REQUIREMENTS MAY DELAY OR PRECLUDE ACQUISITION.
Section 13 of the Securities Exchange Act of 1934 (the "Exchange Act") requires companies subject thereto to provide certain information about significant acquisitions including audited financial statements for the company acquired covering one or two years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target companies to prepare such financial statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.
<P>
LACK OF MARKET RESEARCH OR MARKETING ORGANIZATION. The Company has neither conducted, nor have others made available to it, market research indicating that demand exists for the transactions contemplated by the Company. Even in the event demand exists for a transaction of the type contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.
<P>
LACK OF DIVERSIFICATION. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with only one target company. Consequently, the Company's activities will be limited to those engaged in by the business entity which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.
<P>
REGULATION UNDER INVESTMENT COMPANY ACT. Although the Company will be subject to regulation under the Exchange Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act could subject the Company to material adverse consequences.
<P>
PROBABLE CHANGE IN CONTROL AND MANAGEMENT. A business combination involving the issuance of the Company's common stock will, in all likelihood, result in shareholders of a target company obtaining a controlling interest in the Company. Any such business combination may require shareholders of the Company to sell or transfer all or a portion of the Company's common stock held by them. The resulting change in control of the Company will likely result in removal of the present officer and director of the Company and a corresponding reduction in or elimination of his participation in the future affairs of the Company.
<P>
REDUCTION OF PERCENTAGE SHARE OWNERSHIP FOLLOWING BUSINESS COMBINATION. The Company's primary plan of operation is based upon a business combination with a business entity which, in all likelihood, will result in the Company issuing securities to shareholders of such business entity. The issuance of previously authorized and unissued common stock of the Company would result in reduction in percentage of shares owned by the present shareholders of the Company and would most likely result in a change in control or management of the Company.
<P>
TAXATION. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target company; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.
<P>
POSSIBLE RELIANCE UPON UNAUDITED FINANCIAL STATEMENTS. The Company will require audited financial statements from any business entity that it proposes to acquire. No assurance can be given, however, that audited financials will be available to the Company prior to a business combination.
In cases where audited financials are unavailable, the Company will have to rely upon unaudited information that has not been verified by outside auditors in making its decision to engage in a transaction with the business entity. The lack of the type of independent verification which audited financial statements would provide increases the risk that the Company, in evaluating a transaction with such a target company, will not have the benefit of full and accurate information about the financial condition and operating history of the target company. This risk increases the prospect that a business combination with such a business entity might prove to be an unfavorable one for the Company.
<P>
COMPUTER SYSTEMS REDESIGNED FOR YEAR 2000. Many existing computer programs use only two digits to identify a year in such program's date field. These programs were designed and developed without consideration of the impact of the change in the century for which four digits will be required to accurately report the date. If not corrected, many computer applications could fail or create erroneous results by or following the year 2000 ("Year 2000 Problem"). Many of the computer programs containing such date language problems have not been corrected by the companies or governments operating such programs. It is impossible to predict what computer programs will be effected, the impact any such computer disruption will have on other industries or commerce or the severity or duration of a computer disruption.
<P>
The Company does not have operations and does not maintain computer systems. Before the Company enters into any business combination, it may inquire as to the status of any target company's Year 2000 Problem, the steps such target company has taken or intends to take to correct any such problem and the probable impact on such target company of any computer disruption. However, there can be no assurance that the Company will not enter into a business combination with a target company that has an uncorrected Year 2000 Problem or that any planned Year 2000 Problem corrections will be sufficient. The extent of the Year 2000 Problem of a target company may be impossible to ascertain and any impact on the Company will likely be impossible to predict.
<P>
ITEM 2.  PLAN OF OPERATION
<P>
The Company intends to enter into a business combination with a target company in exchange for the Company's securities. As of the initial filing date of this Registration Statement, neither the Company's officer and director nor any affiliate has engaged in any negotiations with any representative of any specific entity regarding the possibility of a business combination with the Company.
<P>
Management anticipates seeking out a target company through solicitation. Such solicitation may include newspaper or magazine advertisements, mailings and other distributions to law firms, accounting firms, investment bankers, financial advisors and similar persons, the use of one or more World Wide Web sites and similar methods. No estimate can be made as to the number of persons who will be contacted or solicited. Management may engage in such solicitation directly or may employ one or more other entities to conduct or assist in such solicitation. Management and its affiliates will pay referral fees to consultants and others who refer target businesses for mergers into public companies in which management and its affiliates have an interest. Payments are made if a business combination occurs, and may consist of cash or a portion of the stock in the Company retained by management and its affiliates, or both.
<P>
The Company has entered into an agreement with RGR Corp. to supervise the search for target companies as potential candidates for a business combination. RGR Corp. has received common stock of the Company in consideration of its agreement to provide such services. RGR Corp. will pay as its own expenses any costs it incurs in supervising the search for a target company. RGR Corp. has entered and anticipates that it will enter into agreements with other consultants to assist in locating a target company and may share stock received by it or cash resulting from the sale of its securities with such other consultants. Richard Anslow controls both the Company and RGR Corp. and therefore has the authority to enter into any agreement binding the
Company.   Richard Anslow as the Company's and RGR Corp.'s
sole officer, director and shareholder can authorize any such agreement binding the Company. For all practical purposes, there is no distinction between Richard I. Anslow and RGR Corp. See "ITEM 4: SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT."
<P>
The Company has no full time employees. The Company's president has agreed to allocate a portion of his time to the activities of the Company, without compensation. The president anticipates that the business plan of the Company can be implemented by his devoting no more than 10 hours per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officer.
<P>
Management is currently involved with other blank check companies, and is involved in creating additional blank check companies similar to this one. A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. Management anticipates that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically or numerically. However, other blank check companies with which management is or may be affiliated may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. See "ITEM 5, DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS--Current Blank Check Companies".
<P>
The Certificate of Incorporation of the Company provides that the Company may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities subject to such indemnification.
<P>
GENERAL BUSINESS PLAN
<P>
The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in a business entity which desires to seek the perceived advantages of a corporation which has a class of securities registered under the Exchange Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. Management anticipates that it will be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. This lack of diversification should be considered a substantial risk to the shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.
<P>
The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes.
<P>
The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Management believes (but has not conducted any research to confirm) that there are business entities seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, increasing the opportunity to use securities for acquisitions, providing liquidity for shareholders and other factors. Business opportunities may be available in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities difficult and complex.
<P>
The Company has, and will continue to have, no capital with which to provide the owners of business entities with any cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a public company without incurring the cost and time required to conduct an initial public offering. Management has not conducted market research and is not aware of statistical data to support the perceived benefits of a business combination for the owners of a target company.
<P>
The analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company, who is not a professional business analyst. In analyzing prospective business opportunities, management may consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition or acceptance of products, services, or trades; name identification; and other relevant factors. This discussion of the proposed criteria is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities.
<P>
The Exchange Act requires that any merger or acquisition candidate comply with certain reporting requirements, which include providing audited financial statements to be included in the reporting filings made under the Exchange Act. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained at or within the required period of time after closing of the proposed transaction.
<P>
The Company may enter into a business combination with a business entity that desires to establish a public trading market for its shares. A target company may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders or the inability to obtain an underwriter or to obtain an underwriter on satisfactory terms.
<P>
The Company will not restrict its search for any specific kind of business entities, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its business life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer.
<P>
Management of the Company, which in all likelihood will not be experienced in matters relating to the business of a target company, will rely upon its own efforts in accomplishing the business purposes of the Company. Following a business combination the Company may benefit from the services of others in regard to accounting, legal services, underwritings and corporate public relations. If requested by a target company, management may recommend one or more underwriters, financial advisors, accountants, public relations firms or other consultants to provide such services.
<P>
A potential target company may have an agreement with a consultant or advisor providing that services of the consultant or advisor be continued after any business combination. Additionally, a target company may be presented to the Company only on the condition that the services of a consultant or advisor be continued after a merger or acquisition. Such preexisting agreements of target companies for the continuation of the services of attorneys, accountants, advisors or consultants could be a factor in the selection of a target company.
<P>
ACQUISITION OF OPPORTUNITIES
<P>
In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. On the consummation of a transaction, it is likely that the present management and shareholders of the Company will no longer be in control of the Company. In addition, it is likely that the Company's officer and director will, as part of the terms of the acquisition transaction, resign and be replaced by one or more new officers and directors.
<P>
It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, it will be undertaken by the surviving entity after the Company has entered into an agreement for a business combination or has consummated a business combination and the Company is no longer considered a blank check company. The issuance of additional securities and their potential sale into any trading market which may develop in the Company's securities may depress the market value of the Company's securities in the future if such a market develops, of which there is no assurance.
<P>
While the terms of a business transaction to which the Company may be a party cannot be predicted, it is expected that the parties to the business transaction will desire to avoid the creation of a taxable event and thereby structure the acquisition in a tax-free reorganization under Sections 351 or 368 of the Internal Revenue Code of 1986, as amended.
<P>
With respect to negotiations with a target company, management expects to focus on the percentage of the Company which target company shareholders would acquire in exchange for their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage of ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's shareholders at such time.
<P>
The Company will participate in a business opportunity only after the negotiation and execution of appropriate agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require certain representations and warranties of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by the parties prior to and after such closing and will include miscellaneous other terms.
<P>
The Company will not enter into a business combination with any entity which cannot provide audited financial statements at or within the required period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the Exchange Act. Included in these requirements is the duty of the Company to file audited financial statements as part of or within 60 days following the due date for filing its Form 8-K which is required to be filed with the Securities and Exchange Commission within 15 days following the completion of the business combination. If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the Exchange Act, or if the audited financial statements provided do not conform to the representations made by the target company, the closing documents may provide that the proposed transaction will be voidable at the discretion of the present management of the Company.
<P>
Management has orally agreed that it will advance to the Company any additional funds which the Company needs for operating capital and for costs in connection with searching for or completing an acquisition or merger. Such advances will be made without expectation of repayment. There is no minimum or maximum amount management will advance to the Company. The Company will not borrow any funds to make any payments to the Company's management, its affiliates or associates.
<P>
The Board of Directors has passed a resolution which contains a policy that the Company will not seek a business combination with any entity in which the Company's officer, director, shareholder or any affiliate or associate serves as an officer or director or holds any ownership interest.
<P>
UNDERTAKINGS AND UNDERSTANDINGS REQUIRED OF TARGET COMPANIES
<P>
As part of a business combination agreement, the Company intends to obtain certain representations and warranties from a target company as to its conduct following the business combination. Such representations and warranties may include (i) the agreement of the target company to make all necessary filings and to take all other steps necessary to remain a reporting company under the Exchange Act (ii) imposing certain restrictions on the timing and amount of the issuance of additional free-trading stock, including stock registered on Form S-8 or issued pursuant to Regulation S and (iii) giving assurances of ongoing compliance with the Securities Act, the Exchange Act, the General Rules and Regulations of the Securities and Exchange Commission, and other applicable laws, rules and regulations.
<P>
A prospective target company should be aware that the market price and volume of its securities, when and if listed for secondary trading, may depend in great measure upon the willingness and efforts of successor management to encourage interest in the Company within the United States financial community. The Company does not have the market support of an underwriter that would normally follow a public offering of its securities. Initial market makers are likely to simply post bid and asked prices and are unlikely to take positions in the Company's securities for their own account or customers without active encouragement and a basis for doing so. In addition, certain market makers may take short positions in the Company's securities, which may result in a significant pressure on their market price. The Company may consider the ability and commitment of a target company to actively encourage interest in its securities following a business combination in deciding whether to enter into a transaction with such company.
<P>
A business combination with the Company separates the process of becoming a public company from the raising of investment capital. As a result, a business combination with the Company normally will not be a beneficial transaction for a target company whose primary reason for becoming a public company is the immediate infusion of capital. The Company may require assurances from the target company that it has a reasonable belief that it will have sufficient sources of capital to continue operations following the business combination. However, it is possible that a target company may give such assurances in error, or that the basis for such belief may change as a result of circumstances beyond the control of the target company.
<P>
Prior to completion of a business combination, the Company will generally require that it be provided with written materials regarding the target company containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or service marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurances that audited financial statements would be able to be produced within a reasonable period of time not to exceed 75 days following completion of a business combination; and other information deemed relevant.
<P>
COMPETITION
<P>
The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.
<P>
ITEM 3.  DESCRIPTION OF PROPERTY
<P>
The Company has no properties and at this time has no agreements to acquire any properties. The Company currently uses the offices of management at no cost to the Company. Management has agreed to continue this arrangement until the Company completes an acquisition or merger.
<P>
ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT.
<P>
The following table sets forth each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock, all directors individually and all directors and officers of the Company as a group. Except as noted, each person has sole voting and investment power with respect to the shares shown.

Name and Address                  Amount of Beneficial     Percentage
of Beneficial Owner               Ownership                of Class
------------------------------------------------------------------------
RGR Corp. (1)                      5,000,000                 100%
4400 Route 9, 2nd Floor
Freehold, New Jersey 07728
<P>
Richard Anslow (2)                 5,000,000                 100%
4400 Route 9, 2nd Floor
Freehold, New Jersey 07728
<P>
All Executive Officers
and Directors as a Group
(1 Person)                         5,000,000                 100%

<P>
(1)  Mr. Anslow is the sole shareholder, sole director and
sole officer of RGR Corp.   RGR Corp. serves as a marketing
and consulting company for Richard I. Anslow & Associates and its affiliated companies. RGR Corp. has agreed to provide certain services to the Company. See "PLAN OF
OPERATIONS General Business Plan".
<P>
(2) As the sole shareholder, sole director and sole officer of RGR Corp., Mr. Anslow is deemed to be the beneficial owner of the common stock of the Company owned by RGR Corp.
<P>
ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS.
<P>
The Company has one Director and Officer as follows:

Name                       Age          Positions and Offices Held
<P>
Richard I. Anslow          39           President/Secretary/Director

<P>
There are no agreements or understandings for the officer or director to resign at the request of another person and the above-named officer and director is not acting on behalf of nor will act at the direction of any other person.
<P>
Set forth below is the name of the director and officer of the Company, all positions and offices with the Company held, the period during which he has served as such, and the business experience during at least the last five years:
<P>
Richard I. Anslow, Esq. has been the President, Secretary and Director of the Company since the inception. He received a Bachelor of Science Degree in Accounting from the State University of New York at Buffalo in 1982 and a Juris Doctor Degree from Benjamin Cardozo School of Law in 1985. Mr. Anslow is the principal of Richard I. Anslow & Associates, a law firm based in Freehold, New Jersey. Such firm commenced operations in 1993 and currently has three
(3) full time attorneys.
<P>
CURRENT AND FUTURE BLANK CHECK COMPANIES
<P>
Management is, has been and may be in the future, an officer, director and/or beneficial shareholder of other blank check companies including those listed below. The initial business purpose of each of these companies was or is to engage in a business combination with an unidentified company or companies and each were or will be classified as a blank check company until completion of a business
combination.   The following chart summarizes certain
information concerning blank check companies with which management is or has been involved whose registration statements are effective as of the date hereof. In most instances that a business combination is transacted with one of these companies, it is required to file a Current Report on Form 8-K describing the transaction. Reference is made to the Form 8-K filed for any company listed below for detailed information concerning the business combination entered into by that company.

                         Registration Form/
                         Effective Date/File
Corporation              Number                           Status
----------------------------------------------------------------------------
Segway Corp.                    Form 10-SB               Merger effected May
                                3/5/2000                 16, 2000. Form 8-K
                                0-28773                  filed May 18, 2000
<P>
Segway I Corp.                  Form 10-SB               Merger effected June
                                4/11/2000                9, 2000. Form 8-K
                                0-29461                  filed June 20, 2000
<P>
Segway II Corp.                 Form 10-SB               Merger effected April
                                4/17/2000                26, 2000. Form 8-K
                                0-29585                  filed April 28, 2000.
<P>
Segway III Corp.                Form 10-SB               Has not entered into
                                06/12/00                 an agreement for a
                                0-30311                  business combination.
<P>
Segway V Corp.                  Form 10-SB               Has not entered into
                                06/13/00                 an agreement for a
                                0-30329                  business combination.

<P>
CONFLICTS OF INTEREST
<P>
The Company's officer and director has organized and expects to organize other companies of a similar nature and with a similar purpose as the Company. Consequently, there are potential inherent conflicts of interest in acting as an officer and director of the Company. Insofar as the officer and director is engaged in other business activities, management anticipates that it will devote only a minor amount of time to the Company's affairs. The Company does not have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.
<P>
A conflict may arise in the event that another blank check company with which management is affiliated is formed and actively seeks a target company. It is anticipated that target companies will be located for the Company and other blank check companies in chronological order of the date of formation of such blank check companies or, in the case of blank check companies formed on the same date, alphabetically or numerically. However, any blank check companies with which management is, or may be, affiliated may differ from the Company in certain items such as place of incorporation, number of shares and shareholders, working capital, types of authorized securities, or other items. It may be that a target company may be more suitable for or may prefer a certain blank check company formed after the Company. In such case, a business combination might be negotiated on behalf of the more suitable or preferred blank check company regardless of date of formation. Mr. Anslow will be responsible for seeking, evaluating, negotiating and consummating a business combination with a target company which may result in terms providing benefits to Mr. Anslow.
<P>
Mr. Anslow is the principal of Richard I. Anslow & Associates, a law firm located in Freehold, NJ. As such, demands may be placed on the time of Mr. Anslow which will detract from the amount of time he is able to devote to the Company. Mr. Anslow intends to devote as much time to the activities of the Company as required. However, should such a conflict arise, there is no assurance that Mr. Anslow would not attend to other matters prior to those of the Company. Mr. Anslow projects that initially up to ten hours per month of his time may be spent locating a target company which amount of time would increase when the analysis of, and negotiations and consummation with, a target company are conducted.
<P>
Mr. Anslow is the president, director and controlling shareholder of RGR Corp., a New Jersey corporation, which owns 5,000,000 shares of the Company's common stock. At the time of a business combination, management expects that some or all of the shares of common stock owned by RGR Corp. will be purchased by the target company or retired by the Company. The amount of Common Stock sold or continued to be owned by RGR Corp. cannot be determined at this time.
<P>
The terms of the business combination may include such terms as Mr. Anslow remaining a director or officer of the Company and/or the continuing securities or other legal work of the Company being handled by the law firm of which Mr. Anslow is the principal. The terms of a business combination may provide for a payment by cash or otherwise to RGR Corp. for the purchase or retirement of all or part of its common stock of the Company by a target company or for services rendered incident to or following a business combination. Mr. Anslow would directly benefit from such employment or payment. Such benefits may influence Mr. Anslow's choice of a target company.
<P>
The Company may agree to pay finder's fees, as appropriate and allowed, to unaffiliated persons who may bring a target company to the Company where that reference results in a business combination. No finder's fee of any kind will be paid by the Company to management or promoters of the Company or to their associates or affiliates. No loans of any type have, or will be, made by the Company to management or promoters of the Company or to any of their associates or affiliates.
<P>
The Company will not enter into a business combination, or acquire any assets of any kind for its securities, in which management of the Company or any affiliates or associates have any interest, direct or indirect.
<P>
There are no binding guidelines or procedures for resolving potential conflicts of interest. Failure by management to resolve conflicts of interest in favor of the Company could result in liability of management to the Company. However, any attempt by shareholders to enforce a liability of management to the Company would most likely be prohibitively expensive and time consuming.
<P>
INVESTMENT COMPANY ACT OF 1940
<P>
Although the Company will be subject to regulation under the Securities Act of 1933 and the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has made no formal or informal inquiries to the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and therefore no determination regarding such status has been made at this time. Any violation of such Act would subject the Company to material adverse consequences.
<P>
ITEM 6.  EXECUTIVE COMPENSATION.
<P>
The Company's officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. However, the officer and director of the Company anticipates receiving benefits as a beneficial shareholder of the Company and, possibly, in other ways. See "ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, Conflicts of Interest."
<P>
No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.
<P>
ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.
<P>
The Company has issued a total of 5,000,000 shares of Common Stock to the following persons for a total of $500 in cash:
<P>
Name          Number of Total Shares     Consideration
-----         -----------------------    -------------
RGR Corp.       5,000,000                    $500
<P>
Mr. Anslow is the sole director, sole shareholder and
president of RGR Corp.   With respect to the sales made to
RGR Corp. the Company relied upon Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act")
and Rule 506 promulgated thereunder.   Such security holders
can not rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act.
<P>
ITEM 8.  DESCRIPTION OF SECURITIES.
<P>
The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.0001 per share, and 20,000,000 shares of Preferred Stock, par value $.0001 per share. The following statements relating to the capital stock set forth the material terms of the Company's securities; however, reference is made to the more detailed provisions of, and such statements are qualified in their entirety by reference to, the Certificate of Incorporation and the By-laws, copies of which are filed as exhibits to this registration statement.
<P>
COMMON STOCK
<P>
Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock do not have cumulative voting rights. Holders of common stock are entitled to share ratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. All of the outstanding shares of common stock are fully paid and non-assessable. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion or redemption rights or sinking fund provisions with respect to the common stock.
<P>
PREFERRED STOCK
<P>
The Board of Directors is authorized to provide for the issuance of shares of preferred stock in series and, by filing a certificate pursuant to the applicable law of New Jersey, to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof without any further vote or action by the shareholders. Any shares of preferred stock so issued would have priority over the common stock with respect to dividend or liquidation rights. Any future issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of common stock. At present, the Company has no plans to issue any preferred stock nor adopt any series, preferences or other classification of preferred stock.
<P>
The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction, or facilitate a business combination by including voting rights that would provide a required percentage vote of the stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of the common stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of such stock. The Board of Directors does not at present intend to seek stockholder approval prior to any issuance of currently authorized stock, unless otherwise required by law or stock exchange rules. The Company has no present plans to issue any preferred stock.
<P>
DIVIDENDS
<P>
Dividends, if any, will be contingent upon the Company's revenues and earnings, if any, capital requirements and financial conditions. The payment of dividends, if any, will be within the discretion of the Company's Board of Directors. The Company presently intends to retain all earnings, if any, for use in its business operations and accordingly, the Board of Directors does not anticipate declaring any dividends prior to a business combination.
<P>
TRADING OF SECURITIES IN SECONDARY MARKET
<P>
The National Securities Market Improvement Act of 1996 limited the authority of states to impose restrictions upon sales of securities made pursuant to Sections 4(1) and 4(3) of the Securities Act of companies which file reports under Sections 13 or 15(d) of the Exchange Act. Upon effectiveness of this Registration Statement, the Company will be required to, and will, file reports under Section 13 of the Exchange Act. As a result, sales of the Company's common stock in the secondary market by the holders thereof may then be made pursuant to Section 4(1) of the Securities Act (sales other than by an issuer, underwriter or broker). However, the Company's security holders can not rely on Rule 144 for resale transactions and therefore can only be resold through Registration under the Securities Act.
<P>
Following a business combination, a target company will normally wish to list the Company's common stock for trading in one or more United States markets. The target company may elect to apply for such listing immediately following the business combination or at some later time.
<P>
In order to qualify for listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $4,000,000 or market capitalization of $50,000,000 or net income for two of the last three years of $750,000; (ii) public float of 1,000,000 shares with a market value of $5,000,000; (iii) a bid price of $4.00; (iv) three market makers; (v) 300 shareholders and (vi) an operating history of one year or, if less than one year, $50,000,000 in market capitalization. For continued listing on the Nasdaq SmallCap Market, a company must have at least (i) net tangible assets of $2,000,000 or market capitalization of $35,000,000 or net income for two of the last three years of $500,000; (ii) a public float of 500,000 shares with a market value of $1,000,000; (iii) a bid price of $1.00; (iv) two market makers; and (v) 300 shareholders.
<P>
If, after a business combination, the Company does not meet the qualifications for listing on the Nasdaq SmallCap Market, the Company may apply for quotation of its securities on the NASD OTC Bulletin Board. In certain cases the Company may elect to have its securities initially quoted in the "pink sheets" published by the National Quotation Bureau, Inc. On April 7, 2000, the Securities and Exchange Commission issued a new ruling with regard to the reporting status under the Securities Exchange Act of 1934 of a non-reporting company after it acquired a reporting "blank check" company. The SEC has revised its ruling that such Company would be a successor issuer to the reporting obligation of the "blank check" company by virtue of Commission Rule 12g-3(a).
<P>
Under the system, the concept of succession in part depends upon the nature of the company being succeeded. Thus, in Rule 12b-2, the definition of "succession" requires "the direct acquisition of the assets comprising a going business" [emphasis added]. The SEC stated a "blank check" company did not seem to satisfy these criteria. Consequently, Rule 12g-3(a) would not be applicable, and the non-reporting company would have to file a Form 10 or Form 10-SB registration statement in order to become an Exchange Act reporting company. Nonetheless, the SEC recognized the long-standing availability of the "back door" registration procedure where a going business was acquired, and concluded that if the Company could provide the same, or at least some minimally acceptable level of information as issuers do in appropriate Rule 12g-3(a) cases, the SEC would raise no objection to the procedure. The same level of information is the information required by Form 10 or Form 10-SB. A minimally acceptable level of information is complete audited and pro forma financial statements required by those forms. This information must be filed on Form 8-K within 15 days of the succession.
<P>
The Form 8-K filing is the seminal event in this "back door" filing procedure under the Exchange Act for the new combined operating company. It is a particularly critical event where a formerly non-reporting company acquires a reporting "blank check" company. For this reason, the SEC treats these Form 8-K "back door" filings in the same way it treats Form 10 and Form 10-SB filings. The SEC subjects them to its standards of review selection, and they may issue substantive comments on the sufficiency of the disclosures presented. Any disclosure deficiencies in the Form 8-K may impact the informed nature of trading markets for these securities. In accordance with its customary procedure for processing Exchange Act registration statements, the SEC will advise the Company of those situations where a Form 8-K "back door" registration has been selected for review, when they have issued comments on it and when those comments have been cleared by the staff.
<P>
Therefore, if the Company enters into a business combination with a non-reporting company, such non-reporting company will not receive reporting status until the SEC has determined that it will not review the 8-K filing or all of the comments have been cleared by the staff.
<P>
TRANSFER AGENT
<P>
It is anticipated that Interwest Transfer Company, Inc., Salt Lake City, Utah will act as transfer agent for the common stock of the Company. However, the Company may appoint a different transfer agent.
<P>
GLOSSARY
<P>
"Blank Check"    Company as defined in Section 7(b)(3) of
-------------
the Securities Act, a "blank check" company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies and is issuing "penny stock" securities as defined in Rule 3a51-1 of the Exchange Act.
<P>
Business Combination     Normally a merger, stock-for-stock
---------------------
exchange or stock-for-assets exchange between the Registrant and a target company.
<P>
The Company   The corporation whose common stock is the
-----------
subject of this Registration Statement.
<P>
The Registrant          Segway III Corp.
--------------
<P>
Exchange Act    The Securities Exchange Act of 1934, as
------------
amended.
<P>
"Penny Stock" Security          As defined in Rule 3a51-1 of
-----------------------
the Exchange Act, a "penny stock" security is any equity security other than a security (i) that is a reported security (ii) that is issued by an investment company (iii) that is a put or call issued by the Option Clearing Corporation (iv) that has a price of $5.00 or more (except for purposes of Rule 419 of the Securities Act) (v) that is registered on a national securities exchange (vi) that is authorized for quotation on the Nasdaq Stock Market, unless other provisions of Rule 3a51-1 are not satisfied, or (vii) that is issued by an issuer with (a) net tangible assets in excess of $2,000,000, if in continuous operation for more than three years or $5,000,000 if in operation for less than three years or (b) average revenue of at least $6,000,000 for the last three years.
<P>
Securities Act      The Securities Act of 1933, as amended.
--------------
<P>
                         PART II
<P>
ITEM 1.  MARKET PRICE FOR COMMON EQUITY AND RELATED
         STOCKHOLDER MATTERS.
<P>
     (A) MARKET PRICE. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.
<P>
     The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.
<P>
     (B) HOLDERS. There is one holder of the Company's Common Stock. The issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemptions from registration afforded by Section 4(2) of the Securities Act of 1933 and Rule 506 promulgated thereunder.
     (C) DIVIDENDS. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.
<P>
ITEM 2.  LEGAL PROCEEDINGS.
<P>
There is no litigation pending or threatened by or against the Company.
<P>
ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.
<P>
The Company has not changed accountants since its formation and there are no disagreements with the findings of its accountants.
<P>
ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.
<P>
During the past three years, the Company has sold securities which were not registered as follows:

Date                   Name         Number of Shares     Consideration
March 31, 2000         RGR Corp     5,000,000                $500

<P>
Mr. Anslow is the sole director, sole shareholder and
president of RGR Corp.   With respect to the sales made to
RGR Corp., the Company relied upon Section 4(2) of the Securities Act of 1933, as amended and Rule 506 promulgated thereunder.
<P>
ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.
<P>
Section 14A:3-5 of the Business Corporation Law of the State of New Jersey provides that any corporation shall have the power to indemnify a corporate agent against his expenses and liabilities in connection with any proceeding involving the corporate agent by reason of his being or having been a corporate agent if such corporate agent acted in good faith and in the best interest of the corporation and with respect to any criminal proceeding, such corporate agent has no reasonable cause to believe his conduct was unlawful.
<P>
INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, AS AMENDED, MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, IT IS THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THAT SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.
<P>
ITEM 1.   INDEX TO EXHIBITS
<P>
EXHIBIT NUMBER              DESCRIPTION
--------------              -------------------------------
2.1                         Certificate of Incorporation *
2.2                         By-laws *
<P>
*  Filed with initial filing of Form 10-SB
<P>
                  SEGWAY IV CORP.
                FINANCIAL STATEMENTS
  From March 31, 2000(Inception) Through April 7, 2000
<P>
                  Segway IV Corp.
        Financial Statements Table of Contents
  From March 31, 2000 (Inception) Through April 7, 2000
<P>
                FINANCIAL STATEMENTS

                                                 Page #
     Independent Auditor's Report                  1
<P>
     Balance Sheet                                 2
<P>
     Statement of Operations and Retained Deficit  3
<P>
     Cash Flow Statement                           4
<P>
     Notes to the Financial Statements           5-7
<P>

<P>
INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENTS
<P>
To the Board of Directors and Stockholder
Segway IV Corp.
Freehold, New Jersey
<P>
We have audited the accompanying balance sheet of Segway
IV Corp. as of April 7, 2000, and the related statements
of operations and retained deficit, and cash flows from
March 31, 2000 (inception) through April 7, 2000.  These
financial statements are the responsibility of the
Company's management.  Our responsibility is to express
an opinion on these financial statements based on our
audit.
<P>
We conducted our audit in accordance with generally
accepted auditing standards.  Those standards require
that we plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free
of material misstatement.  An audit includes examining,
on a test basis, evidence supporting the amounts and
disclosures in the financial statements.  An audit also
includes assessing the accounting principles used and
significant estimates made by management, as well as
evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for
our opinion.
<P>
In our opinion, the financial statements referred to
above present fairly, in all material respects, the
financial position of Segway IV Corp., as of April 7,
2000 and the results of its operations and its cash flows
for the seven days then ended in conformity with
generally accepted accounting principles.
<P>
/s/Varma and Associates
-------------------------
Varma and Associates
Certified Public Accountants
Longwood, Florida
April 7, 2000
<P>
                   SEGWAY IV CORP.
                   BALANCE SHEET
                 As of April 7, 2000
                      ASSETS

CURRENT ASSETS
   Cash                                        $        500
                                               -------------
      TOTAL ASSETS                             $        500
                                               ==============
<P>
                LIABILITIES AND STOCKHOLDER'S EQUITY
<P>
CURRENT LIABILITIES
<P>
   Accrued expenses                            $        250
                                               --------------
                TOTAL LIABILITIES                       250
<P>
STOCKHOLDER'S EQUITY
<P>
   Common Stock - par value $0.0001;
    100,000,000 shares authorized; 5,000,000
     issued and outstanding                             500
<P>
   Preferred Stock - Par value $0.0001;
    20,000,000 shares authorized; none
     issued and outstanding                               0
<P>
   Retained earnings                                   (250)
                                               ---------------
     Total stockholder's equity                         250
                                               ---------------
                TOTAL LIABILITIES AND EQUITY    $       500
                                               ===============
<P>

The accompanying notes are an integral part of these financial statements.
<P>
                  SEGWAY IV CORP.
              STATEMENT OF OPERATIONS
From March 31, 2000 (Inception) Through April 7, 2000

REVENUE           Sales                             $     0
                  Cost of sales                           0
     GROSS PROFIT                                         0
     GENERAL AND ADMINISTRATIVE EXPENSES
<P>
     Legal and Accounting Fees                          250
                                                     --------
<P>
      TOTAL GENERAL AND ADMINISTRATIVE EXPENSES         250
                                                     --------
     Net accumulated deficit                           (250)
     Retained Deficit, Beginning Balance                  0
     Retained Deficit, Ending Balance                  (250)
<P>
NET EARNINGS PER SHARE
<P>
     Basic and Diluted
     Net loss per share                      (Less than .01)
<P>
Basic and Diluted Weighted Average
    Number of Common Shares Outstanding           5,000,000
<P>

The accompanying notes are an integral part of these financial statements.
<P>
                   SEGWAY IV CORP.
                STATEMENT OF CASH FLOWS
  From March 31, 2000 (Inception) Through April 7, 2000

CASH FLOWS FROM OPERATING ACTIVITIES
<P>
  Net income (loss)                                $    (250)
<P>
   Increases (Decrease) in Accrued Expenses              250
                                                   ----------
NET CASH PROVIDED OR (USED) IN OPERATIONS                  0
<P>
CASH FLOWS FROM FINANCING ACTIVITIES
   None                                                    0
<P>
CASH FLOWS FROM INVESTING ACTIVITIES
<P>
   Proceeds from issuance of common stock                500
                                                   -----------
CASH RECONCILIATION
<P>
   Net increase (decrease) in cash                       500
<P>
CASH BALANCE AT END OF YEAR                       $      500
                                                  ============

<P>
The accompanying notes are an integral part of these
financial statements.
<P>
                   SEGWAY IV CORP.
                  As of April 7, 2000
                  (See Audit Report)
<P>
1. Summary of significant accounting policies:
----------------------------------------------
<P>
Industry - Segway IV Corp. (The Company), a Company
---------
incorporated in the state of New Jersey as of March 31,
2000, plans to locate and negotiate with a business
entity for the combination of that target company with
The Company.  The combination will normally take the form
of a merger, stock-for-stock exchange or stock-for-assets
exchange.  In most instances the target company will wish
to structure the business combination to be within the
definition of a tax-free reorganization under Section 351
or Section 368 of the Internal Revenue Code of 1986, as
amended.  No assurances can be given that The Company
will be successful in locating or negotiating with any
target company.
<P>
The Company has been formed to provide a method for a
foreign or domestic private company to become a reporting
("public") company whose securities are qualified for
trading in the United States secondary market.
<P>
Results of Operations and Ongoing Entity - The Company is
-----------------------------------------
considered to be an ongoing entity.  The Company's sole
shareholder of the Company, RGR Corp., funds any
shortfalls in The Company's cash flow on a day to day
basis during the time period that The Company is in the
development stage.
<P>
Liquidity and Capital Resources - In addition to the
-------------------------------
stockholder funding capital shortfalls; The Company
anticipates interested investors that intend to fund the
Company's growth once a business is located.
<P>
Cash and Cash Equivalents - The Company considers cash on
--------------------------
hand and amounts on deposit with financial institutions
which have original maturities of three months or less to
be cash and cash equivalents.
Basis of Accounting - The Company's financial statements
are prepared in accordance with generally accepted
accounting principles.
<P>
Income Taxes - The Company utilizes the asset and
-------------
liability method to measure and record deferred income
tax assets and liabilities.  Deferred tax assets and
liabilities reflect the future income tax effects of
temporary differences between the financial statement
carrying amounts of existing assets and liabilities and
their respective tax bases and are measured using enacted
tax rates that apply to taxable income in the years in
which those temporary differences are expected to be
recovered or settled.  Deferred tax assets are reduced by
a valuation allowance when in the opinion of management,
it is more likely than not that some portion or all of
the deferred tax assets will not be realized.  At this
time, The Company has set up an allowance for deferred
taxes as there is no company history to indicate the
usage of deferred tax assets and liabilities.
<P>
Fair Value of Financial Instruments - The Company's
------------------------------------
financial instruments may include cash and cash
equivalents, short-term investments, accounts receivable,
accounts payable and liabilities to banks and
shareholders.  The carrying amount of long-term debt to
banks approximates fair value based on interest rates
that are currently available to The Company for issuance
of debt with similar terms and remaining maturities.  The
carrying amounts of other financial instruments
approximate their fair value because of short-term
maturities.
<P>
Concentrations of Credit Risk - Financial instruments
-----------------------------
which potentially expose The Company to concentrations of
credit risk consist principally of operating demand
deposit accounts.  The Company's policy is to place its
operating demand deposit accounts with high credit
quality financial institutions.  At this time The Company
has no deposits that are at risk.
<P>
2. Related Party Transactions and Going Concern:
------------------------------------------------
<P>
The Company's financial statements have been presented on
the basis that it is a going concern in the development
stage, which contemplates the realization of assets and
the satisfaction of liabilities in the normal course of
business.  At this time The Company has not identified
the business that it wishes to engage in.
<P>
The Company's sole shareholder, RGR Corp., funds The
Company's activities while The Company takes steps to
locate and negotiate with a business entity for
combination; however, there can be no assurance these
activities will be successful.
<P>
3. Accounts Receivable and Customer Deposits:
----------------------------------------------
<P>
Accounts receivable and Customer deposits do not exist at
this time and therefore have no allowances accounted for
or disclosures made.
<P>
4. Use of Estimates:
-------------------
<P>
Management uses estimates and assumptions in preparing
these financial statements in accordance with generally
accepted accounting principles.  Those estimates and
assumptions affect the reported amounts of assets and
liabilities, the disclosure of contingent assets and
liabilities, and the reported revenue and expenses.
Management has no reason to make estimates at this time.
<P>
5. Revenue and Cost Recognition:
---------------------------------
<P>
The Company uses the accrual basis of accounting in
accordance with generally accepted accounting principles
for financial statement reporting.
<P>
6. Accrued expenses:
--------------------
<P>
Accrued expenses consist of accrued legal and accounting
fees during this stage of the business.
<P>
7. Operating Lease Agreements:
-----------------------------
<P>
The Company has no agreements at this time.
<P>
8. Stockholder's Equity:
------------------------
<P>
Common Stock includes 100,000,000 shares authorized at a
par value of $0.0001, of which 5,000,000 have been issued
for the amount of $500.  The Company has also authorized
20,000,000 shares of preferred stock at a par value of
$0.0001, none of which have been issued.
<P>
9. Subsequent event:
--------------------
<P>
No material events have occurred subsequent to the
balance sheet date.
<P>
10. Required Cash Flow Disclosure for Interest and Taxes
    Paid:
--------------------------------------------------------
<P>
The company has paid no amounts for federal income taxes
and interest.
<P>
11. Earnings Per Share:
-----------------------
<P>
Basic earnings per share ("EPS") is computed by dividing
earnings available to common shareholders by the
weighted-average number of common shares outstanding for
the period as required by the Financial Accounting
Standards Board (FASB) under Statement of Financial
Accounting Standards (SFAS) No. 128, "Earnings per
Shares".  Diluted EPS reflects the potential dilution of
securities that could share in the earnings.
<P>
EXHIBIT NUMBER         DESCRIPTION
--------------         -----------------------------
<P>
3.1                    Certificate of Incorporation *
3.2                    By-laws *
27                     Financial Data Schedule *
<P>
*  Filed with initial filing of Form 10-SB
<P>
                       SIGNATURES
<P>
In accordance with Section 12 of the Securities Exchange
Act of 1934, the Registrant caused this Registration
Statement to be signed on its behalf by the undersigned
thereunto duly authorized.
<P>
          Segway IV Corp.
<P>
          By: /s/ Richard I. Anslow
          -------------------------
          Richard I. Anslow, Director and President
<P>
June 9, 2000
<P>
<P>